CAPSTONE SYSTEMS INC.

242 Dolenjska cesta – Ljubljana, Slovenia, 1000

Tel. (702)793-2212

Email: capstonesystems1@gmail.com

December 15, 2015

Ms. Sherry Haywood, Staff Attorney

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington D.C. 20549

Re:	Capstone Systems Inc.
Registration Statement on Form S-1 Filed September 24, 2015 File No. 333-207100

Dear Ms. Haywood,

We received a letter from Mr. Craig Slivka instructing us to direct our correspondence to you regarding the Registration Statement on Form S-1 that the Company has filed. We appreciate the staff's review of our Registration Statement as filed on September 24, 2015 and based upon the comment letter dated October 20, 2015 we have amended the Registration Statement as follows:

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We have no written communications, as defined in Rule 405.

2. Your filing indicates that you have limited operating activities, minimal revenues, nominal assets, and issue penny stock. These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and should comply with Rule 419 of Regulation C under the Securities Act. Alternatively, provide us a detailed legal analysis which explains why Rule 419 does not apply to this offering, and state prominently on the cover page of the prospectus that you are not a blank check company and have no plans or intentions to engage in a business combination following this offering.

We do not believe we are a blank check company. It is true the company is in its development stage and our stock is considered a penny stock and will be for the foreseeable future. We have begun operations despite our limited resources at this time; with available revenue from sales we have been able to purchase assets and plan to continue operations in a limited scenario while pursuing the funding. We believe the revenue generated during the time we are waiting to commence the offering will allow us to continue to continue operations in the next 12 months, but of course there is no guarantee we will continue to generate revenues. Once the offering is complete, presuming it is and at what level of funding, we will then proceed with our business plan as outlined in the Registration Statement.

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CAPSTONE SYSTEMS INC.

242 Dolenjska cesta – Ljubljana, Slovenia, 1000

Tel. (702)793-2212

Email: capstonesystems1@gmail.com

We had additional sales of $30,110 in the quarter following our May 31, 2015 yearend financial statements. We currently have assets consisting of cash, building and property.

We have provided a statement on the cover page of the prospectus that states we are not a blank check company and have no plans or intentions to engage in a business combination following the offering.

3. Please revise your prospectus to disclose all other registration statements of companies for which your sole officer and director and affiliates may have acted as promoters or in which they have a controlling interest by describing in detail the nature and extent of the direct or indirect relationship between your officer and director and these companies and their affiliates. The disclosure should indicate which companies are now viable or dormant and which businesses have been modified and restated from that described in their offering documents, noting the companies that are still actively reporting with the U.S. Securities and Exchange Commission. We note the disclosure that your sole officer and director has no experience managing a public company.

The prospectus has been revised to disclose that Mr. Perko has never been a promoter, controlling interest holder or had any direct or indirect relationship with any companies that have filed registration statements with the U.S. Securities and Exchange Commission.

Prospectus Summary, page 5

Capstone Systems, Inc., page 5

4. We note disclosure here that you have entered into "a" sales agreement. Please revise to explain, if true, that the sales agreements are separate agreements containing the same terms signed by different parties.

The disclosure has been corrected to "entered into sales agreements with…"

5. Please revise to explain your $30,322 in revenues, including describing the buyer(s) of your goods and the terms of your sales.

The revenues were generated from the sale of 50 custom household cabinets to a distributor of cabinets in Nevada. The product was ordered from one supplier in China and paid for by the client when the products were ready for delivery.

We have limited business, sales and marketing experience in our industry, page 8

6. Please reconcile the disclosure here that you have no prior experience in your industry with the disclosure on page 30 that Mr. Perko owns Domov Kabinet, Ltd., a cabinet company.

We have reconciled the disclosure and noted that while Mr. Perko has been working as the business owner at Domov Kabinet Ltd, a company that made and sold different types of cabinet products for homes, he has no experience in international distribution and marketing of cabinet products.

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CAPSTONE SYSTEMS INC.

242 Dolenjska cesta – Ljubljana, Slovenia, 1000

Tel. (702)793-2212

Email: capstonesystems1@gmail.com

We will incur ongoing costs and expenses for SEC Reporting and Compliance…, page 13

7. We note disclosure that Jure Perko has verbally agreed to loan the company funds to complete the registration process. Please file a written description of this verbal agreement as an exhibit to the registration statement. See Compliance and Disclosure Interpretations, Regulation S-K, Question 146.04, which is available on our website.

A written description of the verbal agreement has been included as Exhibit 10.9.

Management's Discussion and Analysis page 21

8. We note from pages 8, 21, 22 and 24, you disclose you have not generated any revenues to date. However, on pages 3, 22 and 26 you indicate that you have generated revenues and also note revenues of $30,322 recorded in your statements of operations. Please amend your filing to correct your disclosure regarding generated revenues.

The disclosure has been corrected.

Legal Matters, page 34

9. Please include counsel's business address. Refer to paragraph 23 of Schedule A under the Securities Act of 1933.

Address has been added.

Future sales by existing stockholders, page 34

10. Given the amount and nature of your current assets and operations, it appears that you may be a shell company. Please revise your disclosure to state that you are a shell company, and to clarify that Rule 144 is not available for the resales of shares by your existing stockholders.

We do not believe we are a shell company. A shell company is defined under Rule 144 as a company with no or nominal assets (other than cash) or operations. While we are a development stage company, we believe for the reasons outlined below we do not qualify as a shell company. We have a specific business plan; have commenced operations, purchased assets, generated revenues and continue to move forward each month to grow the business.

From inception to the current date we have generated sales of $60,432. We have utilized cash from the sales to move forward in ways that our director believes to be in the best interest of growing the company while we await funding from the Offering pursuant to our Registration Statement on Form S-1. After our first sale we utilized the funds to purchase a small office for operations. We have entered into numerous supplier contracts and continue to look for additional suppliers, have commenced operations and as noted above are able to report sales of $60,432 in sales since inception on April 1, 2015.

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CAPSTONE SYSTEMS INC.

242 Dolenjska cesta – Ljubljana, Slovenia, 1000

Tel. (702)793-2212

Email: capstonesystems1@gmail.com

Report of Independent Registered Public Accounting Firm, page F-1

11. The first paragraph of the audit report indicates that the statements of operations, stockholders' equity and cash flows were audited for "the period" ended May 31, 2015. In the third paragraph, the reference is for "the year ended May 31, 2015". The third paragraph also refers to the balance sheet being "for the year ended May 31, 2015". Please have your auditors revise their report accordingly to specifically disclose the period for which the statements of operations, stockholders' equity and cash flows were audited, i.e., April 1, 2015 (inception) to May 31, 2015 (in the first and third paragraphs) and to indicate that the balance sheet is as of May 31, 2015 (in the third paragraph).

The auditor has provided a revised report.

Financial Statements

12. Please update your financial statement as required under Rule 8-08 of Regulation S-X.

The financial statements have been updated through August 31, 2015.

Statements of Operations, page F-3

13. We note from page F-3 basic and diluted net income per share is $0.0020 and your weighted average shares outstanding is 218,579. Please explain how both of these figures were calculated or otherwise revise accordingly.

The current financials as of August 31, 2015 show net income (loss) for the three months ended August 31, 2015 as $(2,639), net gain (loss) per share as $(0.0007) and weighted average number of shares outstanding as 4,000,000 shares.

Note 2: Significant Accounting Policies and Recent Accounting Pronouncements, page F-6

Revenue Recognition, page F-7

14. Please tell us why you believe the USD is your functional currency and how you considered ASC 830-10-55.

The company utilizes a US bank account, all purchases and sales are in US dollars and all sales for the foreseeable future are expected to be in the US as this is the market we are targeting.

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CAPSTONE SYSTEMS INC.

242 Dolenjska cesta – Ljubljana, Slovenia, 1000

Tel. (702)793-2212

Email: capstonesystems1@gmail.com

15. Please tell us and disclose the nature of the sales you recognized during the period from inception April 1, 2015 to May 31, 2015 and how your recognition complies with ASC 605. Further note your current revenue recognition policy does not appear to comply with the criteria in ASC 605-10-S99-1. Please revise accordingly or otherwise provide an analysis of how your method of revenue recognition follows US GAAP.

The sales we recognized during the period from inception to May 31, 2015 were from one sale dated April 26, 2014. The product was prepaid by the customer and delivered in May, 2015. During the quarter ended August 31, 2015 we had one sale dated August 13, 2015. The customer prepaid for the product but it was not delivered as of August 31, 2015. The sale was recorded as unearned revenue with deferred cost of goods sold. An additional disclosure regarding revenue recognition has been added to the note.

Income Taxes, page F-7

16. Please revise to provide a separate footnote regarding your income taxes. In this footnote, you should provide the required disclosures of ASC 740-10-50 and explain why your effective tax rate is expected to be 20% for 2015 if you are accruing for only US taxes. In this regard, you should reconcile the corporate 35% rate with this 20% expected rate pursuant to ASC 740-10-50-12.

A separate footnote has been provided for Income Tax. We have also corrected the effective tax rate to 35%.

Note 3: Going Concern, page F-8

17. You state that for the period ended May 31, 2015, you had "a net profit of $10,446." However, it appears net profit is actually $8,357. Please revise accordingly.

The note has been corrected.

Note 6: Fixed Assets, page F-9

18. Please explain why you did not depreciate your office building through the period ended May 31, 2015.

The property was purchased on April 27, 2015. During the year ended May 31, 2015 the Company did not record any depreciation expense for the building as it did not begin to be utilized until June. The Company began recording depreciation on the building during the quarter ended August 31, 2015.

Item 14. Indemnification of Director and Officers, page 38

19. Please expand your discussion to disclose the "applicable standard of conduct" set forth under the Nevada Revised Statutes.

A discussion of Section 78.751 of the Nevada Business Corporation Act has been added.

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CAPSTONE SYSTEMS INC.

242 Dolenjska cesta – Ljubljana, Slovenia, 1000

Tel. (702)793-2212

Email: capstonesystems1@gmail.com

Item 16. Exhibits, page 39

20. Please file each sales agreement as a separate exhibit and list each agreement separately in the exhibit index in your next amendment. Please ensure that you include an executed version of the Foshan Opaly Compositie materials Co., Ltd. agreement.

Each sales agreement has been filed separately and the executed version on the Foshan Opaly agreement has been included.

21. We note disclosure of your subscription agreement on page 20. Please file your subscription agreement with your next amendment and include the subscription agreement in the exhibit index.

The subscription agreement has been included as Exhibit 10.8.

Item 17. Undertakings, page 40

22. Please include the appropriate undertakings pursuant to Item 512 of Regulation S-K and explain the reference to "Rule 383(b)."

The appropriate undertakings have been included.

Exhibit 3.2

23. We note that Article VII, Section 3 of your By-Laws filed as Exhibit 3.2 states that your fiscal year shall end on October 31. However, we note disclosure on pages 26, 35 and F-6 that your fiscal year end is May 31st. Please advise us regarding these inconsistent disclosures.

The corrected Bylaws have been included.

Capstone Systems Inc. acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Jure Perko

Jure Perko

President & Director

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